Exhibit 12.1

Cephalon, Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Year ended December 31,
	2006	2007	2008	2009	2010

Determination of Earnings
Income (Loss) Before Income Taxes and Non-Controlling Interest	$192,166	$(123,276)	$134,070	$289,407	$618,799
Add:
Amortization of interest capitalized in current or prior periods	52	98	250	265	265
Fixed charges:	97,054	79,993	84,762	99,453	109,460
Total Earnings	$289,272	$(43,185)	$219,082	$389,125	$728,524

Fixed charges:

Interest expense and amortization of debt discount and premium on all indebtedness	87,805	70,866	75,233	90,336	100,324

Appropriate portion of rentals	9,249	9,127	9,529	9,117	9,136

Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	97,054	79,993	84,762	99,453	109,460

Capitalized interest	1,766	768	77	—	—

Total Fixed Charges	$98,820	$80,761	$84,839	$99,453	$109,460

Ratio of earnings to fixed charges (1)	2.93		2.58	3.91	6.66

Deficiency of earnings to fixed charges		$123,946

(1)             For the year ended December 31, 2007, no ratios are provided because earnings were insufficient to cover fixed charges.